UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	15 December 2025 - “Board and Committee Changes”

99.1

Haleon plc: Board and Committee Changes

15 December 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces that Alan Stewart will succeed Vindi Banga as Senior Independent Director ("SID"), upon Vindi's appointment as Chair with effect from 1 January 2026.

Alan Stewart joined the Board as a Non-Executive Director and Chair of the Audit & Risk Committee in September 2024. Alan will remain Chair of the Audit & Risk Committee and a member of the Remuneration Committee, Nominations & Governance Committee and Environmental & Social Sustainability Committee following his appointment as Senior Independent Director.

In accordance with the UK Corporate Governance Code 2024, Vindi will step down as a member of the Audit & Risk Committee effective 31 December 2025. Vindi will also step down as a member of the Remuneration Committee effective 31 December 2025 and be appointed Chair of the Nominations & Governance Committee effective 1 January 2026.

Further to the announcement on 10 November 2025, the Company confirms that Vindi Banga's remuneration as Chair will be £757,103 per annum. Further details will be disclosed in the Company's 2025 Annual Report & Accounts.

The Company confirms that there is no further information to be disclosed under the requirements of UKLR 6.4.6R.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: December 15, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary